SCHEDULE 13G

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Alliance Bancshares California

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01853V 107 (CUSIP Number)

12/31/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        01853V 107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Curtis S. Reis

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 934,615 6. Shared Voting Power 7. Sole Dispositive Power 934,615 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,615

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

1.	Identity and address of issuer

Alliance Bancshares California

100 Corporate Pointe, Suite 110

Culver City, CA 90230

2.	Information with respect to filing person and issuer

(a)	Name of person filing: Curtis S. Reis

(b)	Address of principal business office: 100 Corporate Pointe, Suite 110, Culver City, CA 90230

(c)	Citizenship: U.S.A.

(d)	Title and class of securities: Common Stock

(e)	Issuer’s CUSIP number: 01853V 107

3.	Type of filer

Inapplicable

4.	Ownership

(a)	Mr. Reis owns beneficially 934,615 shares of Common Stock, which includes 100,000 shares which may be acquired upon exercise of warrants and 25,000 shares which may be acquired upon conversion of convertible subordinated debentures. Mr. Reis disclaims beneficial ownership of 27,000 shares of Common Stock which are beneficially owned by his spouse through her individual retirement account, of which 25,000 shares may be acquired upon the conversion of convertible subordinated debentures.

(b)	Percent of class: 19.9%

(c)	Type of beneficial ownership: Mr. Reis has sole voting and disposition power with respect to the shares of Common Stock which he owns beneficially.

5.	Ownership of five percent or less of a class

Inapplicable

6.	Ownership of more than five percent on behalf of another person

Inapplicable

7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company

Inapplicable

8.	Identification and classification of member of the group

Inapplicable

9.	Notice of dissolution of group

Inapplicable

10.	Certification

Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2004

/s/ CURTIS S. REIS
Curtis S. Reis

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